

Press Release ***Exhibit 99.1***
For Immediate Publication

BRUNO DUCHARME APPOINTED CHAIRMAN
OF THE BOARD OF DIRECTORS OF TIW

Montréal, Canada, July 29, 2004 – Telesystem International Wireless Inc. ("TIW" or "the Company") announces that its Board of Directors has appointed Bruno Ducharme as Chairman of the Board of Directors and Chief Executive Officer. Mr. Charles Sirois has resigned from the Board of Directors and stepped down as Chairman to pursue other business interests. Messrs. Sirois and Ducharme have held, respectively, the positions of Chairman of the Board of Directors and Chief Executive Officer since the Company's inception 10 years ago.

In addition, the Company announces that the Board of Directors has made the following appointments:

Mr. Kent Jespersen, a director with the Company since March 1999, has been appointed Lead Director on the Board of Directors;

Mr. Al Tolstoy, who is Chief Executive of the Company's operating subsidiaries – MobiFon S.A. and Cesky Mobil a.s. – replaces Mr. Ducharme as President and has also been appointed Chief Operating Officer of the Company.

"Charles was lead founder of TIW and is leaving at a time when the Company's performance and financial position are stronger than ever. On behalf of TIW, I am grateful for his entrepreneurial vision, his energy and his enthusiastic contribution to the Company" said Mr. Ducharme. "All of us at TIW wish him the very best in his future endeavours" added Mr. Ducharme.

"TIW was started as a concept 10 years ago and is now a profitable company with well-established positions in fast-growing markets in Central and Eastern Europe. I am proud to have been able to contribute to its successful development" said Mr. Sirois. Mr. Sirois added "I have been an entrepreneur for some 25 years and I am looking forward to contributing my experience and capital toward the development of my existing initiatives in technology-related fields and not-for-profit organizations."



Given that Mr. Ducharme holds the positions of both Chairman of the Board and Chief Executive Officer, the Board of Directors has also decided to appoint a Lead Director. As Lead Director, Mr. Jespersen's mandate will be fulfilled in collaboration with the Board of Directors and management. His responsibility will be to ensure that the Board operates independently of management, acts effectively and maintains the highest standards of effectiveness, accountability and performance.

Mr. Jespersen brings more than 20 years of executive leadership and international operations experience to his new position. He has extensive corporate governance experience in the Canadian energy and technology sectors, including as current Chairman of Geac Inc. in Markham, Ontario and of CCR Technologies Ltd. in Calgary, Alberta. Mr. Jespersen is also a past President of Nova Gas International Ltd. and past Senior Vice President of Nova Corporation. He has also served as Chairman of the C.D. Howe Institute in Toronto, Ontario and of the Institute of the Americas in La Jolla, California.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with nearly 5.8 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Český Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca